Exhibit 99.1

DEEP SEA MINERALS CORP. APPOINTS RAJ MATTHEW AS CHIEF FINANCIAL OFFICER

Vancouver, British Columbia – October 27, 2026 – Deep Sea Minerals Corp. (CSE: SEAS) (OTCQB: DSEAF) (FSE: X450) ("Deep Sea Minerals" or the "Company"), a seabed mineral exploration and development company focused on advancing opportunities in polymetallic nodules, is pleased to announce the appointment of Raj Matthew, CPA, as Chief Financial Officer, effective October 27, 2026.

Mr. Matthew brings more than 25 years of financial leadership experience, including service as Chief Financial Officer of Asante Technologies, a Nasdaq-listed networking hardware company. During his tenure, he led financial initiatives supporting operational restructuring, capital raising and strategic transactions across the company’s international operations.

Mr. Matthew currently serves as Audit Committee Chairman of Nasdaq-listed K2 Capital Acquisition Corp., providing oversight of financial reporting, internal controls and SEC compliance. His broader public-company experience includes serving as Finance Director at Seagate Technology and holding senior financial positions across the semiconductor, communications and technology sectors.

His CFO experience also includes roles at PrimeBlock, RiskSense, Narus and Vivato Networks. Across these businesses, he has overseen financial operations, financing initiatives, acquisition and divestiture transactions, and preparations for potential public-company combinations. His background spans SEC reporting, treasury management, internal controls, audit coordination and cross-border financial operations.

“We are pleased to welcome Raj as Chief Financial Officer of Deep Sea Minerals,” said James Deckelman, Chief Executive Officer of Deep Sea Minerals Corp. “His experience as the CFO of a Nasdaq-listed company, together with his background in financial reporting, capital raising and strategic transactions, will be valuable as we advance our corporate and exploration priorities. We look forward to working with Raj to strengthen the Company’s financial capabilities and support its next stage of development.”

Other Corporate Updates

The Company also announces that Steven Nguyen will transition from Chief Financial Officer to Vice President of Finance and will continue to serve as a director of the Company. The Company thanks Mr. Nguyen for his contributions and service as Chief Financial Officer and looks forward to his continued support in his new role.

ABOUT DEEP SEA MINERALS CORP.

Deep Sea Minerals Corp. is a seabed mineral exploration and development company focused on evaluating opportunities to support the future supply of critical minerals through the acquisition, exploration, and development of deep-sea mineral assets.

The Company’s strategy is centered on identifying jurisdictions and geological settings with potential exposure to polymetallic nodule systems, which are recognized for containing combinations of metals that may be relevant to defense, industrial manufacturing, clean energy infrastructure, advanced electronics, and artificial intelligence-related supply chains. These seabed resources represent a largely undeveloped component of the global mineral supply base and are the subject of increasing policy, scientific, and regulatory attention worldwide.

As part of this process, the Company has commenced early-stage engagement with selected governments and regulatory bodies in the Pacific Ocean region to assess potential pathways for future exploration initiatives, subject to applicable international, national, and environmental frameworks.

For further information, please see the Company’s website: https://www.deepseamineralscorp.com

SOCIAL MEDIA

Facebook: https://www.facebook.com/deepseacorp/

Instagram: https://www.instagram.com/deepseacorp

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LinkedIn: https://www.linkedin.com/company/deepseacorp

Youtube: https://www.youtube.com/@deepseacorp

ON BEHALF OF THE BOARD

“James A. Deckelman”
James A. Deckelman, Chief Executive Officer

For further information, please contact:

James A. Deckelman
Chief Executive Officer

Phone: 1-281-467-1279
Email: info@deepseamineralscorp.com

The Canadian Securities Exchange does not accept responsibility for the adequacy or accuracy of this release and has neither approved nor disapproved the contents of this press release.

Forward-Looking Statements

This news release contains certain forward-looking statements and forward-looking information (collectively, “forward-looking statements”) that relate to the Company’s current expectations and views of future events. In some cases, these forward-looking statements can be identified by words or phrases such as “may”, “might”, “will”, “expect”, “anticipate”, “estimate”, “intend”, “plan”, “indicate”, “seek”, “believe”, “predict” or “likely”, or the negative or grammatical variations of these terms, or other similar expressions intended to identify forward-looking statements, although not all forward-looking statements include such words. The Company has based these forward-looking statements on its current expectations and projections about future events and financial trends that it believes might affect its financial condition, results of operations, business, prospects and financial needs. Forward-looking statements contained in this news release include, but are not limited to, statements about: potential financing and strategic transactions; and the Company’s plans and strategies, including the potential acquisition of subsea mineral exploration or exploitation rights.

This forward-looking information and other forward-looking information are based on our opinions, estimates and assumptions in light of our experience and perception of historical trends, current conditions and expected future developments, as well as other factors that we currently believe are appropriate and reasonable in the circumstances. Despite a careful process to prepare and review the forward-looking information, there can be no assurance that the underlying opinions, estimates and assumptions will prove to be correct. Material factors underlying forward-looking information and management’s expectations include certain assumptions in respect of, among other things: the U.S. Treasury will make its stated contributions to the World Bank’s Metals and Minerals Implementation Plan and such contributions will have a positive effect on deep sea mining or the Company; favourability of operating conditions; the receipt of necessary third party approvals, licences or permits on favourable terms; the result of any potential legal, regulatory or geopolitical conflict resulting from the United States asserting governance of subsea mineral exploration and development in international waters under the Deep Seabed Hard Mineral Resources Act (“DSHMRA”); the continued cooperation and alignment of national interests between the United States and the Cook Islands; the Cook Islands’ intention to grant mining licenses in the future; the availability of equipment; the availability of qualified vessel operators and marine contractors; our ability to obtain financing on acceptable terms; currency exchange and interest rates; the impact of competition; the changes and trends in our industry and the global economy; changes in laws, rules, regulations and global standards; our ability to build our market share; our ability to retain key personnel; transaction opportunities, exploration potential, and precious metals prices; the sufficiency of the Company's amended application for an exploration licence for a defined area of the Clarion-Clipperton Zone in the Pacific Ocean (the “NOAA Application”) under DSHMRA, submitted on July 17, 2026, in responding to the requests for supplemental information in NOAA's notice to the Company dated May 26, 2026; that NOAA will require no further information from the Company in order to determine the NOAA Application is in full compliance with applicable regulatory requirements; that the federal-agency consultation, antitrust review, public-comment, certification, environmental-review and hearing processes applicable to the NOAA Application will proceed generally in accordance with the indicative regulatory periods described in the Company’s amended and restated annual information form for the year ended December 31, 2025, dated July 27, 2026 (the “A&R AIF”); that NOAA will not identify material deficiencies relating to the Company's financial responsibility, technical capability, proposed exploration plan, environmental information, proposed licence area or other regulatory requirements that the Company is unable to address; that a licensing process or invitation will be available under the Cook Islands seabed minerals regime on terms allowing the Company to submit an application for an exploration licence in the exclusive economic zone of the Cook Islands (the “Cook Islands Application”); that the Company will be able to complete the technical, financial, environmental, corporate and work-program materials required for the Cook Islands Application within its anticipated timeframe; that the Company will be able to demonstrate access to sufficient financial resources, technical expertise, vessels, equipment, contractors and environmental capabilities to satisfy the applicable NOAA and Cook Islands regulatory requirements; that the Company will obtain sufficient financing to fund the regulatory, environmental, technical and offshore activities contemplated by its NOAA and Cook Islands work programs when required; the Cook Islands authorities will designate additional parcel blocks or areas for subsea mineral exploration and exploitation; that there will be no material change in Cook Islands policy, legislation, licensing criteria or regulatory priorities; the Company obtaining all licenses, permits and other regulatory approvals required to explore, recover, test mine and harvest subsea polymetallic nodules.

The forward-looking information in this news release is necessarily based on a number of opinions, estimates and assumptions that we considered appropriate and reasonable as of the date of the A&R AIF. It is also subject to known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information, including but not limited to the risk factors and uncertainties described under “Risk Factors” in the A&R AIF, as well as risks related to the highly speculative nature of the Company’s business; risks related to subsea mineral exploration and development operations; risks related to the Company’s limited business history and no history of earnings; risks related to the availability of future financing and the Company’s ability to continue as a going concern; risks related to the Company’s exploration and development activities on the mineral properties; uncertainties regarding the grade and quality of polymetallic nodules; uncertainties regarding the commercial collection of polymetallic nodules; negative perceptions regarding the collection of polymetallic nodules; pressure and lobbying by non-governmental organizations; uncertainties regarding our future reliance on strategic partnerships; uncertainties regarding technology required for our business; uncertainties regarding the treatment and processing of polymetallic nodules; natural hazards and seasonality; expropriation of potential future operating equipment or assets; technological obsolescence; the Company’s dependence on key personnel; risks related to foreign operations; risks related to acquisitions and integration; changes in laws and regulations; risks related to competition; fluctuations in prices of critical minerals, base and precious metals, other commodities and natural resources; legal and litigation risks; uncertainty and volatility related to stock market prices and conditions; dilution of the interests of shareholders; risks related to geopolitical disputes; risks related to the Company’s officers and directors becoming associated with other natural resource companies, which may give rise to conflicts of interest; risks related to climate change; and risks related to pandemics, epidemics or other health crises. With respect to the specific matters addressed in this news release, additional risks and uncertainties include: the risk that NOAA will not determine the NOAA Application to be in full compliance, will not preserve the Company's priority of right, or will not issue an exploration licence on acceptable terms or at all; the risk that the Cook Islands Application will not be submitted within the anticipated timeframe, will not be accepted as complete, or will not be approved; the risk that the Cook Islands election process or government transition will be delayed or result in material changes to Cook Islands seabed minerals policy, legislation or licensing criteria; the risk that the Company will be unable to demonstrate sufficient financial resources, technical expertise, vessels, equipment, contractors or environmental capabilities to satisfy applicable regulatory requirements; the risk that the Company will be unable to obtain sufficient financing to fund its planned regulatory, environmental, technical and offshore activities; and the risk that the Company's intended offshore operations will be delayed or prevented by regulatory, operational, environmental, financial or other factors. If any of these risks or uncertainties materialize, or if the opinions, estimates or assumptions underlying the forward-looking information prove incorrect, actual results or future events might vary materially from those anticipated in the forward-looking information. The risks, uncertainties, opinions, estimates and assumptions referred to above and described in greater detail under “Risk Factors” in the A&R AIF should be considered carefully by readers.

Although we have attempted to identify important risk factors that could cause actual results or future events to differ materially from those contained in forward-looking information, there may be other risk factors not presently known to us or that we presently believe are not material that could also cause actual results or future events to differ materially from those expressed in such forward-looking information. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information, which speaks only as of the date of this news release. The forward-looking information contained in this news release represents our expectations as of the date of this news release (or as of the date they are otherwise stated to be made), and is subject to change after such date. We disclaim any intention or obligation or undertaking to update or revise any forward-looking information whether as a result of new information, future events or otherwise, except as required under applicable Canadian securities legislation.